Exhibit 12.1

LORAL SPACE & COMMUNICATIONS INC.
COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES

	Successor Registrant		Predecessor Registrant
		For the Period	For the Period
		October 2,	January 1,
	Year Ended	2005 to	2005 to	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	October 1,	December 31,	December 31,	December 31,
	2006	2005	2005(3)	2004	2003	2002
Income (loss) from continuing operations before income taxes, equity income (losses) in affiliates and minority interest	$30,117	$(5,395)	$(65,570)	$(207,852)	$(368,355)	$(237,540)
Plus fixed charges:
Interest expense	25,961	4,408	3,982	3,904	28,223	51,185
Interest component of rent expense(1)	6,824	1,625	4,949	9,059	10,402	15,380
Less: capitalized interest	(2,512)	—	—	(957)	(14.143)	(10,293)

Earnings available to cover fixed charges	$60,390	$638	$(56,639)	$(195,846)	$(343,873)	$(181,268)

Fixed charges(2)	$(73,767)	$(8,700)	$(8,931)	$(12,963)	$(45,345)	$(155,751)

Deficiency of earnings to cover fixed charges	$13,377	$8,062	$65,570	$208,809	$389,218	$337,019

(1)	The interest component of rent expense is deemed to be approximately 25% of total rent expense.

(2)	For 2006, dividends on the Loral Skynet Preferred Stock have been grossed-up using a normalized effective tax rate of 39.5%.

(3)	Does not reflect the effect of the gain on the discharge of pre-petition obligations and fresh-start adjustments, and the interest expense and income tax benefit recognized in connection with the Plan of Reorganization.